

AVGOLD LIMITED
56 Main Street, Johannesburg, 2001
PO Box 62379, Marshalltown, 2107, South Africa
Telephone: (011) 634 9111 Telefax: (011) 634 0038

29 July 2003



File No 82 4482
Rule 12 (g) 3-2 (b)

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America

Attention: Mr. Elliot Staffin

Dear Sir

Board Changes – 21 July 2003

Enclosed is copy of the above announcement which was published by the JSE Securities Exchange, South Africa News Services (SENS) on the dates shown.

Yours sincerely
For and on behalf of
Avgold Limited

S E Sather
Company Secretary


- - - - Other Options - - - -


Avgold - Resignation Of Directors

Release Date: 22/07/2003 12:52:01 Code(s): AVG

Avgold - Resignation of Directors
Avgold Limited
Registration number 1990/007025/06
(Incorporated in the Republic of South Africa)
(Share code: AVG)
(ISIN code: ZAE000012175)
("Avgold")
Resignation of Directors
Messrs W A Nairn and V P Uren have resigned from the Board with effect from 21 July 2003. The Board thanked them for their service and contribution to Avgold.
Johannesburg
22 July 2003
Issued by:
Sponsor to Avgold
Deutsche Securities (SA) (Proprietary) Limited
Date: 22/07/2003 12:52:03 PM Supplied by www.sharenet.co.za
Produced by the JSE SENS Department



AVGOLD LIMITED
56 Main Street, Johannesburg, 2001
PO Box 62379, Marshalltown, 2107, South Africa
Telephone: (011) 634 9111 Telefax: (011) 634 0038

Registered Mail

File number 82 – 4482
Rule 12g3 – 2 (b)

29 July 2003

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America

Attention: Mr. Elliot Staffin

Dear Sir

Avgold Ltd: Reviewed results and press advertisement for the quarter and the year ended 30 June 2003.

I enclose copies of the above which have been posted to shareholders.

Yours faithfully
For Avgold Limited

SE Sather
Company Secretary

E:\My Documents\2003 LETTERS\SEC-June press report 25 July 2003.doc



Reviewed Results

FOR THE QUARTER AND YEAR ENDED

Avgold Limited
(Incorporated in the Republic of South Africa)
Registration Number: 1990/007025/06
Share code AVG
ISIN ZAE 0000 12175
("Avgold" or "the Company")

	Quarter ended 30 June 2003	Year ended ended 30 June 2003
High:	815	1280
Low:	730	610
Average:	786	847
Period end:	765	765

Source: Reuters


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1 4000
1 2000
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6000
4000
2000
0
2002
2003

ANNUAL HIGHLIGHTS

- **TOTAL GOLD SOLD UP 185 PER CENT TO 382 500 OUNCES**
- **CASH COSTS REDUCED BY 12 PER CENT TO R56 503 PER KILOGRAM**
- **OPERATING CASHFLOW INCREASED BY 274 PER CENT TO R215 MILLION**
- **ETC DIVISION SOLD FOR R255 MILLION**
- **SYNDICATED LOANS REPAID IN FULL; GEARING REDUCED TO 5,6 PER CENT**
- **HEDGE BOOK RESTRUCTURED**

SAFETY AND HEALTH

An employee tragically lost his life in an accident at ETC's Fairview mine in March 2003. The Board extended their sincere condolences to the bereaved family and friends. The Board of Directors is pleased to announce that during the year Target achieved its third Department of Minerals and Energy (DME) 1 000 Fatality Free Production Shifts Award. The injury frequency rate was 7,97 lost day cases per million man-hours worked in the June 2003 quarter and 11,52 lost day cases per million man-hours worked for the year ended June 2003. The lost day injury frequency rate per million man-hours worked for Avgold is as follows:

	Quarter ended				Year ended	
	30 June 2003	31 March 2003	31 December 2002	30 September 2002	**30 June 2003**	30 June 2002
ETC	**8,16**	6,06	20,02	15,84	**12,26**	8,90
TARGET	**7,80**	5,67	8,83	21,31	**10,95**	10,90
Avgold	**7,97**	5,85	13,61	19,15	**11,52**	10,10

SALIENT FEATURES – SALES AND COSTS

		Quarter ended		Year ended	
		June 2003	March 2003	**June 2003**	June 2002
Avgold total:					
Revenue received	– Rand per kilogram	**83 390**	85 036	**83 891**	86 794
	– US$ per ounce	**309**	310	**305**	306
Average spot price	– Rand per kilogram	**86 740**	95 874	**97 266**	93 541
	– US$ per ounce	**346**	354	**334**	288
Cash cost	– Rand per kilogram	**56 508**	53 386	**56 503**	64 277
	– US$ per ounce	**225**	197	**193**	198
Total gold sales	– kilograms	**2 623**	3 267	**11 899**	4 179
	– ounces	**84 335**	105 021	**382 561**	134 348
Target:					
Cash cost	– Rand per kilogram	**50 060**	47 723	**51 327**	52 992
	– US$ per ounce	**199**	176	**175**	156
Total gold sales	– kilograms	**2 048**	2 583	**9 155**	1 374
	– ounces	**65 855**	83 045	**294 339**	44 167
ETC:					
Cash cost	– Rand per kilogram	**79 488**	74 786	**73 774**	69 805
	– US$ per ounce	**317**	276	**252**	215
Total gold sales	– kilograms	**575**	683	**2 744**	2 805
	– ounces	**18 479**	21 975	**88 221**	90 181

OVERVIEW

The commissioning of the Target mine in May 2002 has fundamentally changed the profile of Avgold. The 2003 annual results are therefore not comparable to the 2002 results. The June 2003 quarter results reflect the ETC division's contribution to Avgold until 15 June 2003, the effective date of the sale of the ETC division to a Metorex Limited ("Metorex") subsidiary. The rand gold hedge book was converted to dollar gold commodity hedges during June 2003 (refer to hedging note on page 3).

AVGOLD: Quarter ended 30 June 2003

Avgold's revenue decreased to R219,1 million (31 March 2003: R278,0 million) during the quarter due to the deterioration of mining conditions in the massive stopes at Target, requiring the re-design and re-scheduling of these stopes, with a resultant short-term negative impact on gold production. ETC's revenue for the quarter decreased by R10,7 million due to lower grades. Headline earnings before unrealised non-hedge derivatives declined to R2,2 million (R41,2 million). A foreign exchange gain of R0,6 million was recorded in the June quarter, a decline from the previous quarter's R14,1 million.

Operating profit declined to R13,1 million (R47,2 million) mainly due to the decline in gold production at both Target and ETC. Cash costs increased 6 per cent to R56 508/kg (R53 386/kg) in rand terms. This equates to a 14 per cent increase in US dollar terms to US$225/oz (US$197/oz), reflecting the strengthening of the rand. The decrease in ore milled to 320 811 tonnes (328 795 tonnes) and decline in yield to 8,18g/t (9,93g/t) resulted in total gold sold during the quarter reducing to 2 623kg (3 267kg).

Avgold signed a sale of business agreement with Metorex on 14 February 2003, whereby a subsidiary of Metorex was to acquire Avgold's ETC assets for R300 million (including company housing with an estimated value of R12 million).



However, following the strengthening of the rand against the US dollar and the decline in the gold price, the Metorex board of directors recommended that the ETC sale agreement be renegotiated. Avgold accepted a revised offer of R255 million (excluding company housing) for its ETC assets on 14 April 2003. The ETC sale was concluded on 15 June 2003 and an exceptional book profit of R7,1 million was realised.

Capital expenditure was R33,8 million (R31,9 million). The exceptional item of R7,1 million refers to the book profit on the sale of ETC.

AVGOLD: year ended 30 June 2003

Target's first full set of annual operating results are reflected in this period. Avgold achieved a much increased revenue of R999,5 million (30 June 2002: R363,8 million). Headline earnings before unrealised non-hedge derivatives was R122,5 million (R36,4 million), which equates to 18 cents (5 cents) a share. After accounting for unrealised non-hedge derivatives, headline earnings equates to R19,8 million. Avgold recorded an operating profit of R109,9 million (R17,3 million). Total gold sold during the period was 11 899kg (4 179kg) at a yield of 8,57g/t (8,56g/t), including 697kg from the old Loraine mine's cleanup. Cash costs were R56 503/kg (R64 277/kg) or US$193/oz (US$198/oz).

Target's life of mine plan was updated during the year. The new life of mine is 18 years, compared to the previous life of 13 years. The revised proven and probable underground reserves included in the life of mine plan have increased from 2,52Moz to 3,86Moz.

Capital expenditure declined significantly to R122,9 million (R437,5 million).

TARGET: Quarter ended 30 June 2003

Ore milled declined to 242 549 tonnes (249 417 tonnes) due to the above-mentioned difficulties with large rocks and dilution in the massive open stopes during the month of May. The decline in ore milled, coupled with the fall in yield to 8,44g/t (10,36g/t), saw total gold sold decrease to 2 048kg (2 583kg). Cash costs increased to R50 060/kg (R47 723/kg), or US$199/oz (US$176/oz). Capital expenditure was R28,4 million (R25,7 million).

TARGET: year ended 30 June 2003

During the year Target milled 1 068 376 tonnes of ore at a yield of 8,57g/t. Total gold sold amounted to 9 155kg, of which 697kg was from the old Loraine mine's cleanup. The cash cost was R51 327/kg, or US$175/oz. Capital expenditure decreased significantly to R100,5 million (R404,8 million).

ETC: Quarter to 15 June 2003

The figures for this period are not comparable as the ETC division is only accounted for up to 15 June 2003. The Sheba, New Consort and Fairview mines milled 78 262 tonnes (79 378 tonnes) of ore at an average yield of 7,34g/t (8,61g/t). Cash costs increased to R79 488/kg (R74 786/kg) or US$317/oz (US$276/oz). Gold sold declined to 575kg (683kg). Capital expenditure was R1,9 million (R2,1 million).

ETC: Year to 15 June 2003

Ore milled rose to 320 388 tonnes, compared to the previous year's 315 523 tonnes. The decline in yield to 8,56g/t from 8,89g/t resulted in the total amount of gold sold decreasing to 2 744kg (2 805kg). Cash costs increased to R73 774/kg (R69 805/kg), or US$252/oz (US$215/oz). Capital expenditure declined to R10,9 million (R17,5 million).

Northern Free State

The surface exploration drilling in the Paradise area (immediately north of Target mine), was completed during the quarter. This together with additional underground exploration drilling resulted in 5,66Moz being upgraded from the Inferred to Indicated Resource category.



COMMENTARY

Mineral Resources

Target Extension (Including Sun)

		2002	**2003**
Indicated	(Moz)	18,83	**24,49**
Inferred	(Moz)	42,62	**35,13**
Total	(Moz)	61,45	**59,62**

The pre-feasibility study on a mine design, which considers various options, is continuing. The completed design and report will be presented to the Board by 30 September 2003.

HEDGING

As at 30 June 2003, Avgold's hedge book represented 72 per cent of forecast gold production to June 2006 and had a mark-to-market value of a negative R192 million. This was calculated at a gold price of US$346,15/oz and an exchange rate of US$1,00:ZAR7,510. The hedges are un-margined and Avgold is maintaining its policy of not using derivative instruments for speculative purposes.

During June the rand gold hedge book was restructured in terms of the company's hedging policy into dollar gold commodity hedges. One of the conditions precedent of the syndicate banks in providing a R700 million loan funding facility to Avgold in January 2001 for the completion of Target, was that repayment security was required in the form of rand gold hedges. The conversion of these rand gold hedges was achieved by the purchase of rand/US$ forward exchange contracts ("FEC's").

These FEC's have been fair valued based upon the year end exchange rate. In terms of the rigid structural rules of the generally accepted accounting statement on financial instruments AC133, this results in a R102 *million charge (non-hedged derivative) to the* income statement during this quarter. This amount is included in the overall mark-to-market value of the hedge book and represents the unrealised present value of potential future losses of revenue which may arise as a result of the purchase of the FEC contracts. This accounting does not achieve matching of income and expenditure and does not represent the commodity based nature of the Avgold hedge book. Earnings are significantly distorted as a result and do not present an accurate economic picture of the company's results during the reporting period.

Subsequent changes to exchange rates will result in adjustments to the income statement thereby creating further variability in earnings.

The hedge book at 30 June 2003, after the restructuring is as follows:

Period ending			**June 2004**	**June 2005**	**June 2006**
Dollar forward sales contracts					
	Quantity sold	**kg**	9 162	9 137	4 403
		oz	294 579	293 762	141 545
		US$/oz	313	316	323

TRANSLATION INTO US DOLLARS

To assist international investors, a translation of convenience into United States dollars is provided for in the income statements, balance sheets and cash flow statements. These translations are based on average rates of exchange for income statement and cash flow statement items and those ruling at period end for the balance sheet items.

The following rand/US dollar exchange rates were used to prepare the financial results:

	Quarter ended			**Year ended**	Year ended
	June 2003	June 2002	March 2003	**June 2003**	June 2002
Average rate for the period	**7,81**	10,60	8,42	**9,12**	10,09
Spot rate at end of period	**7,51**	10,25	8,00	**7,51**	10,25

AVGOLD

SHAREHOLDING

Shareholders should note that an announcement was made on 16 July 2003 indicating that Anglo American Plc has sold its entire Avgold shareholding which equated to an 11,5% stake, to Harmony Gold Mines Company Limited, subject to the completion of certain formalities.

CHANGE OF DIRECTORS

Messrs D N Murray, D N Campbell and G J Robbertze have resigned from the Board with effect from 1 July 2003 and Messrs W A Nairn and V P Uren resigned with effect from 21 July 2003.

Avgold is pleased to announce the appointment of Mr Michael Arnold as financial director of the Company with effect from 1 July 2003, succeeding Mr D N Campbell. The Board is being restructured and the two vacant positions will be filled in due course by independent non-executive directors.

BORROWINGS

The loans raised from a syndicate of banks to fund the completion of Target were repaid in full on 30 June 2003. This was achieved by utilising existing cash resources which included the proceeds from the sale of ETC and sourcing the balance by draw down from a R200 million unsecured general term banking facility concluded with Standard Corporate and Merchant Bank. Net borrowings at the year end were all rand denominated and have reduced to R134 million from R566 million in June 2002. The gearing of the Company equates to 5,6 per cent.

DIVIDEND POLICY

After meeting our obligations for debt servicing and capital replacement we intend to distribute surplus cash in the form of dividend, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board's ongoing assessment of our earnings, financial condition, including our cash needs, future earnings prospects and other factors.

PROSPECTS

Avgold will improve operational efficiencies and consistency of gold production to enhance cashflow. The current process of defining mineral resources to the north of Target has been completed. The mine design pre-feasibility studies will be completed and reported upon by the end of the quarter ending September 2003. Avgold will continue to manage the hedge book. However, earnings will be affected by future fluctuations in the Rand/US$ exchange rate.

ACCOUNTING POLICIES

The accounting policies used are in accordance with South African Statements of Generally Accepted Accounting Practice and are consistent with those applied in the previous financial year.

REVIEWED RESULTS

The financial results for the year ended 30 June 2003 have been reviewed by KPMG Inc and the review opinion is available for inspection at the Company's registered office.

On behalf of the Board of Directors



Chairman
R P Menell



Managing Director
J C Steenkamp

Directors: R P Menell (Chairman), J C Steenkamp+ (Managing), M Arnold+, J J Geldenhuys, A N Lewis+, G S Potgieter+

+ Executive directors

Company secretary: S E Sather

Johannesburg
23 July 2003



FINANCIAL RESULTS

INCOME STATEMENT – Rand thousand

	Unaudited Quarter ended			Reviewed Year ended	Audited Year ended
	June 2003	June 2002	March 2003	**June 2003**	June 2002
Revenue	**219 097**	170 762	278 020	**999 480**	363 802
– gold revenue	**218 738**	169 669	277 770	**998 217**	362 709
– by-products	**359**	1 093	250	**1 263**	1 093
Costs and expenses	**205 990**	175 833	230 785	**889 560**	346 468
– gold operating	**148 574**	122 712	174 636	**673 344**	265 137
– retrenchments	**–**	4 747	–	**–**	4 747
– amortisation	**46 577**	39 064	48 291	**186 900**	57 389
– administration and general	**10 839**	9 310	7 858	**29 316**	19 195
Operating profit/(loss)	**13 107**	(5 071)	47 235	**109 920**	17 334
Investment income	**3 333**	1 982	3 073	**12 987**	2 147
Finance cost	**13 811**	8 419	15 008	**57 946**	8 419
Foreign exchange gain	**559**	30 335	14 111	**66 745**	30 335
Unrealised non-hedge derivatives	**(102 715)**	–	–	**(102 715)**	–
Income/(loss) before exceptional item	**(99 527)**	18 827	49 411	**28 991**	41 397
Exceptional items	**7 085**	–	–	**7 085**	–
Income/(loss) before taxation	**(92 442)**	18 827	49 411	**36 076**	41 397
Taxation	**1 000**	5 000	8 207	**9 207**	5 000
Net earnings/(loss) for the period	**(93 442)**	13 827	41 204	**26 869**	36 397
Headline earnings/(loss)	**(100 527)**	13 827	41 204	**19 784**	36 397
Headline earnings before unrealised non-hedge derivatives	**2 188**	13 827	41 204	**122 499**	36 397
Headline earnings/(loss) per share (cents)	**(15)**	2	6	**3**	5
Headline earnings per share before unrealised non-hedge derivatives (cents)	**–**	2	6	**18**	5
Earnings/(loss) per share (cents)	**(14)**	2	6	**4**	5
Weighted number of shares in issue (million)	**676**	672	675	**674**	670
Reconciliation of earnings and Headline earnings					
Net earnings per income statement	**(93 442)**	13 827	41 204	**26 869**	36 397
Exceptional items	**(7 085)**	–	–	**(7 085)**	–
	(100 527)	13 827	41 204	**19 784**	36 397

BALANCE SHEET – Rand thousand

	Reviewed 30 June 2003	Audited 30 June 2002
ASSETS		
Non-current assets	**2 569 795**	2 931 207
Fixed assets	**2 543 841**	2 883 336
Investments	**25 954**	47 871
Current assets	**84 382**	208 742
Inventories	**46 407**	44 761
Trade and other receivables	**37 214**	55 171
Deposits and cash	**761**	108 810
Total assets	**2 654 177**	3 139 949
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	**6 765**	6 729
Share premium	**2 219 900**	2 206 385
Reserves	**43 827**	16 958
Total shareholders' equity	**2 270 492**	2 230 072
Non-current liabilities	**144 639**	630 105
Long-term loans	**–**	548 072
Derivative instruments	**102 715**	–
Long-term provisions	**41 924**	82 033
Current liabilities	**239 046**	279 772
Trade and other payables	**104 126**	153 343
Short-term borrowings	**134 920**	126 429
Total equity and liabilities	**2 654 177**	3 139 949



CASH FLOW STATEMENT – Rand thousand

	Unaudited Quarter ended		Reviewed Year ended	Audited Year ended
	June 2003	March 2003	June 2003	June 2002
Cash generated from/(utilised by) operations				
Operating profit	**13 107**	47 235	**109 920**	17 334
Non-cash items and adjustments				
Amortisation and depreciation	**46 577**	48 291	**186 900**	57 389
Provisions	**(5 263)**	524	**(5 546)**	7 788
	54 421	96 050	**291 274**	82 511
Retrenchment payments	**–**	–	**–**	(5 873)
Payments to environmental trust fund	**3 926**	–	**3 926**	(4 151)
Investment income	**3 333**	3 073	**12 987**	2 147
Finance charges	**(13 811)**	(15 008)	**(57 946)**	(8 419)
	47 869	84 115	**250 241**	66 215
Cash provided by/(reinvested in) working capital				
Inventories	**(15 910)**	8 300	**(18 351)**	(11 514)
Payables and provisions	**3 426**	641	**(30 390)**	10 155
Receivables	**11 446**	1 088	**13 577**	(7 303)
Net cash generated from operating activities	**46 831**	94 144	**215 077**	57 553
Cash utilised in investment activities				
Fixed assets acquired	**(33 846)**	(32 583)	**(125 014)**	(345 645)
Investments acquired	**(5)**	(478)	**(483)**	(1 124)
Fixed assets sold	**199**	713	**2 689**	5 531
Business sold	**251 817**	–	**251 817**	–
	218 165	(32 348)	**129 009**	(341 238)
Cash provided by financing activities				
Net increase in shareholders' funding	**3 922**	1 719	**13 551**	22 868
Leased assets	**(380)**	(363)	**(1 434)**	(1 634)
(Decrease)/increase in long-term loans	**(327 920)**	(48 269)	**(376 189)**	191 952
(Decrease)/increase in overdrafts and short-term borrowings	**(74 096)**	(5 904)	**(76 224)**	123 402
	(398 474)	(52 817)	**(440 296)**	336 588
(Decrease)/increase in cash balances	**(133 478)**	8 979	**(96 210)**	52 903
Cash and cash equivalents at beginning of period	**133 813**	133 387	**108 810**	55 907
Translation adjustment	**426**	(8 553)	**(11 839)**	–
Cash and cash equivalents at end of period	**761**	133 813	**761**	108 810

STATEMENT OF SHAREHOLDERS' EQUITY – Rand thousand

	Ordinary share capital and premium	Retained income	Reviewed Year ended June 2003	Audited Year ended June 2002
Changes in shareholders' equity				
Balance at beginning of period	2 213 114	16 958	**2 230 072**	2 170 808
Share options exercised	13 584	–	**13 584**	22 867
Expenses written off against share premium	(33)	–	**(33)**	–
Net earnings for the period	–	26 869	**26 869**	36 397
Balance at end of period	2 226 665	43 827	**2 270 492**	2 230 072



INCOME STATEMENT – US dollar thousand

	Quarter ended			Year ended	Year ended
	June 2003	June 2002	March 2003	**June 2003**	June 2002
Revenue	**28 053**	16 115	33 019	**109 592**	36 060
– gold revenue	**28 007**	16 012	32 989	**109 454**	35 952
– by-products	**46**	103	30	**138**	108
Costs and expenses	**26 375**	16 593	27 409	**97 539**	34 342
– gold operating	**19 023**	11 580	20 741	**73 832**	26 280
– retrenchments	**–**	448	–	**–**	470
– amortisation	**5 964**	3 686	5 735	**20 493**	5 689
– administration and general	**1 388**	879	933	**3 214**	1 903
Operating profit/(loss)	**1 678**	(478)	5 610	**12 053**	1 718
Investment income	**427**	187	365	**1 424**	213
Finance cost	**1 768**	795	1 783	**6 354**	835
Foreign exchange gain	**72**	2 863	1 676	**7 319**	3 007
Unrealised non-hedge derivatives	**(11 263)**	–	–	**(11 263)**	–
Income/(loss) before exceptional item	**(10 854)**	1 777	5 868	**3 179**	4 103
Exceptional items	**777**	–	–	**777**	–
Income/(loss) before taxation	**(10 077)**	1 777	5 868	**3 956**	4 103
Taxation	**133**	472	1 026	**1 010**	495
Net earnings/(loss) for the period	**(10 210)**	1 305	4 842	**2 946**	3 608
Headline/(loss) earnings	**(10 987)**	1 305	4 842	**2 169**	3 608
Headline earnings before unrealised non-hedge derivatives	**275**	1 305	4 842	**13 432**	3 608
Headline earnings/(loss) per share (cents)	**(2)**	–	–	**–**	1
Headline earnings per share before unrealised non-hedge derivatives (cents)	**–**	–	–	**2**	1
Earnings/(loss) per share (cents)	**(2)**	–	–	**–**	1
Weighted number of shares in issue (million)	**676**	672	675	**674**	670
Reconciliation of earnings and Headline earnings					
Net earnings per income statement	**(10 210)**	1 305	4 842	**2 946**	3 608
Exceptional items	**(777)**	–	–	**(777)**	–
	(10 987)	1 305	4 842	**2 169**	3 608

BALANCE SHEET – US dollar thousand

	30 June 2003	30 June 2002
ASSETS		
Non-current assets	**342 183**	285 971
Fixed assets	**338 727**	281 301
Investments	**3 456**	4 670
Current assets	**11 236**	20 365
Inventories	**6 180**	4 367
Trade and other receivables	**4 955**	5 382
Deposits and cash	**101**	10 616
Total assets	**353 419**	306 336
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	**901**	656
Share premium	**299 343**	217 773
Reserves	**2 085**	(861)
Total shareholders' equity	**302 329**	217 568
Non-current liabilities	**19 259**	61 474
Long-term loans	**–**	53 471
Derivative instruments	**13 677**	–
Long-term provisions	**5 582**	8 003
Current liabilities	**31 831**	27 294
Trade and other payables	**13 865**	14 960
Short-term borrowings	**17 966**	12 334
Total equity and liabilities	**353 419**	306 336



CASH FLOW STATEMENT – US dollar thousand

	Quarter ended		Year ended	Year ended
	June 2003	March 2003	**June 2003**	June 2002
Cash generated from/(utilised by) operations				
Operating profit	**1 678**	5 610	**12 053**	1 718
Non-cash items and adjustments:				
Amortisation and depreciation	**5 964**	5 735	**20 493**	5 689
Provisions	**(674)**	63	**(608)**	772
	6 968	11 408	**31 938**	8 179
Retrenchment payments	**–**	–	**–**	(582)
Payments to environmental trust fund	**503**	–	**430**	(411)
Investment income	**427**	365	**1 424**	213
Finance charges	**(1 768)**	(1 783)	**(6 354)**	(835)
	6 130	9 990	**27 438**	6 564
Cash provided by/(reinvested in) working capital				
Inventories	**(2 037)**	986	**(2 012)**	(1 141)
Payables and provisions	**439**	76	**(3 332)**	1 007
Receivables	**1 465**	129	**1 489**	(724)
Net cash generated from operating activities	**5 997**	11 181	**23 583**	5 706
Cash utilised in investment activities				
Fixed assets acquired	**(4 334)**	(3 870)	**(13 708)**	(34 260)
Investments acquired	**(1)**	(57)	**(53)**	(112)
Fixed assets sold	**26**	85	**295**	548
Business sold	**32 243**	–	**27 612**	–
	27 934	(3 842)	**14 146**	(33 824)
Cash provided by financing activities				
Net increase in shareholders' funding	**502**	204	**1 486**	2 267
Leased assets	**(49)**	(43)	**(157)**	(162)
(Decrease)/increase in long-term loans	**(41 987)**	(5 733)	**(41 249)**	19 026
(Decrease)/increase in overdrafts and short-term borrowings	**(9 487)**	(701)	**(8 358)**	12 232
	(51 021)	(6 273)	**(48 278)**	33 363
(Decrease)/increase in cash balances	**(17 090)**	1 066	**(10 549)**	5 245
Cash and cash equivalents at beginning of period	**16 727**	15 420	**10 616**	6 919
Translation adjustment	**464**	241	**34**	(1 548)
Cash and cash equivalents at end of period	**101**	16 727	**101**	10 616

STATEMENT OF SHAREHOLDERS' EQUITY – US dollar thousand

	Ordinary share capital and premium	Retained income/ (accumulated loss)	Year ended June 2003	Year ended June 2002
Changes in shareholders' equity				
Balance at beginning of period	218 429	(861)	217 568	268 664
Share options exercised	1 489	–	1 489	2 267
Expenses written off against share premium	(4)	–	(4)	–
Net earnings for the period	–	2 946	2 946	3 608
Translation adjustment	80 330	–	80 330	(56 971)
Balance at end of period	300 244	2 085	302 329	217 568



OPERATING RESULTS

AVGOLD TOTAL

		Quarter ended			Year ended	Year ended
		June 2003	June 2002	March 2003	**June 2003**	June 2002
Metric						
Ore milled	tonnes	**320 811**	243 867	328 795	**1 388 764**	488 023
Gold sold	kg	**2 623**	2 068	3 267	**11 899**	4 179
Yield	g/t	**8,18**	8,48	9,93	**8,57**	8,56
Cash cost	R/kg	**56 508**	59 251	53 386	**56 503**	64 277
Non-cash cost	R/kg	**21 885**	25 266	17 189	**18 150**	18 375
Total cost	R/kg	**78 393**	84 517	70 575	**74 653**	82 652
Capital expenditure	R000's	**33 825**	42 129	31 870	**122 905**	437 514
Imperial						
Ore milled	tons	**353 630**	268 815	362 431	**1 530 835**	537 948
Gold sold	oz	**84 334**	66 472	105 021	**382 561**	134 348
Yield	oz/t	**0,24**	0,25	0,29	**0,25**	0,25
Cash cost	US$/oz	**225**	174	197	**193**	198
Non-cash cost	US$/oz	**87**	74	63	**62**	57
Total cost	US$/oz	**312**	248	260	**255**	255
Capital expenditure	US$000's	**4 331**	3 976	3 785	**13 476**	43 495

TARGET TOTAL

		June 2003	June 2002	March 2003	June 2003	June 2002
Metric						
Ore milled	tonnes	**242 549**	172 500*	249 417	**1 068 376**	172 500
Gold sold	kg	**2 048**	1 374*	2 583	**9 155**	1 374
Yield	g/t	**8,44**	7,96*	10,36	**8,57**	7,96
Cash cost	R/kg	**50 060**	52 992*	47 723	**51 327**	52 992
Non-cash cost	R/kg	**21 188**	26 594*	16 342	**17 900**	26 594
Total cost	R/kg	**71 248**	79 586*	64 065	**69 227**	79 586
Capital expenditure	R000's	**28 427**	35 080	25 657	**100 539**	404 754
Development results:						
Advanced	m	**1 713**	1 893	1 809	**7 431**	5 933
Reef development	m	**1 045**	695	1 374	**5 308**	2 561
Sampled	m	**243**	398	513	**1 866**	1 377
Channel width	cm	**479**	409	428	**1 818**	1 757
Channel value	g/t	**3,32**	4,38	9,79	**6,76**	6,31
	cm.g/t	**1 590**	1 791	4 191	**12 298**	11 083
Imperial						
Ore milled	tons	**267 362**	190 147*	274 932	**1 177 671**	190 147
Gold sold	oz	**65 855**	44 167*	83 045	**294 339**	44 167
Yield	oz/t	**0,25**	0,23*	0,30	**0,25**	0,23
Cash cost	US$/oz	**199**	156*	176	**175**	156
Non-cash cost	US$/oz	**85**	78*	60	**61**	78
Total cost	US$/oz	**284**	234*	237	**236**	234
Capital expenditure	US$000's	**3 640**	3 310	3 047	**11 024**	40 119

***Note: Results for May 2002 and June 2002**

ETC TOTAL

		June 2003	June 2002	March 2003	June 2003	June 2002
Metric						
Ore milled	tonnes	**78 262**	71 367	79 378	**320 388**	315 523
Gold sold	kg	**575**	694	683	**2 744**	2 805
Yield	g/t	**7,34**	9,72	8,61	**8,56**	8,89
Cash cost	R/kg	**79 488**	71 646	74 786	**73 774**	69 805
Non-cash cost	R/kg	**9 935**	19 134	9 784	**9 185**	11 919
Total cost	R/kg	**89 423**	90 780	84 570	**82 959**	81 724
Capital expenditure	R000's	**1 861**	2 824	2 057	**10 866**	17 482
Development results:						
Advanced	m	**1 793**	1 653	1 718	**7 246**	7 909
Reef development	m	**492**	265	530	**1 938**	1 872
Sampled	m	**367**	235	440	**1 724**	2 010
Channel width	cm	**195**	204	162	**197**	223
Channel value	g/t	**7,1**	5,9	3,1	**7,0**	3,8
	cm.g/t	**1 384**	1 204	509	**1 388**	854
Imperial						
Ore milled	tons	**86 268**	78 668	87 498	**353 164**	347 801
Gold sold	oz	**18 479**	22 305	21 975	**88 221**	90 181
Yield	oz/t	**0,21**	0,28	0,25	**0,25**	0,26
Cash cost	US$/oz	**317**	210	276	**252**	215
Non-cash cost	US$/oz	**40**	56	36	**31**	37
Total cost	US$/oz	**356**	266	312	**283**	252
Capital expenditure	US$000's	**238**	266	244	**1 191**	1 733



PRODUCTION COST RECONCILIATION

AVGOLD TOTAL – Rand thousand

		Quarter ended			Year ended	Year ended
		June 2003	June 2002	March 2003	**June 2003**	June 2002
Gold operating costs per income statement		**148 574**	122 712	174 636	**673 344**	265 137
Add: Revenue from closed operations		**–**	884	–	**–**	4 551
Less: Revenue from by-products		**(359)**	(1 093)	(250)	**(1 263)**	(1 093)
Cash costs		**148 215**	122 503	174 386	**672 081**	268 595
Add:						
– Retrenchments		**–**	4 747	–	**–**	4 747
– Amortisation and depreciation		**46 577**	39 064	48 291	**186 900**	57 389
– Administration and general		**10 839**	9 310	7 858	**29 316**	19 195
Less: – Revenue from closed operations		**–**	(884)	–	**–**	(4 551)
Non-cash costs		**57 416**	52 237	56 149	**216 216**	76 780
Total cost		**205 631**	174 740	230 535	**888 297**	345 375
Gold sold	kg	**2 623**	2 068	3 267	**11 899**	4 179
Production cost:						
Cash cost	R/kg	**56 508**	59 251	53 386	**56 503**	64 277
Non-cash cost	R/kg	**21 885**	25 266	17 189	**18 150**	18 375
Total operating cost	R/kg	**78 393**	84 517	70 575	**74 653**	82 652
Gold price realised	R/kg	**83 390**	82 054	85 036	**83 891**	86 794

AVGOLD TOTAL – US dollar thousand

		Quarter ended			Year ended	Year ended
		June 2003	June 2002	March 2003	**June 2003**	June 2002
Gold operating costs per income statement		**19 024**	11 580	20 741	**73 832**	26 280
Add: Revenue from closed operations		**–**	83	–	**–**	451
Less: Revenue from by-products		**(46)**	(103)	(30)	**(139)**	(108)
Cash costs		**18 978**	11 560	20 711	**73 693**	26 623
Add:						
– Retrenchments		**–**	448	–	**–**	471
– Amortisation and depreciation		**5 964**	3 686	5 735	**20 493**	5 689
– Administration and general		**1 388**	879	933	**3 215**	1 903
Less: – Revenue from closed operations		**–**	(83)	–	**–**	(451)
Non-cash costs		**7 352**	4 930	6 669	**23 708**	7 612
Total cost		**26 329**	16 490	27 379	**97 401**	34 235
Gold sold	oz	**84 334**	66 472	105 021	**382 560**	134 348
Production cost:						
Cash cost	US$/oz	**225**	174	197	**193**	198
Non-cash cost	US$/oz	**87**	74	63	**62**	57
Total operating cost	US$/oz	**312**	248	260	**255**	255
Gold price realised	US$/oz	**309**	305	310	**305**	306



CONTACT DETAILS

EBRAHIM TAKOLIA

Direct line: (+27 11) 634-0333

Fax: (+27 11) 634-0278

Mobile: 083 291 3384

e-mail: ebrahimt@avmin.co.za



AVGOLD LIMITED

www.avgold.co.za



motiv

Printed by Ince (Pty) Ltd

Avgold Limited
(Incorporated in the Republic of South Africa)
Registration Number: 1990/007025/06
Share code AVG
ISIN ZAE 0000 12175
("Avgold" or "the Company")

Reviewed Results

FOR THE QUARTER AND YEAR ENDED 30 JUNE 2003

INCOME STATEMENT – Rand thousand

	Unaudited Quarter ended			Reviewed Year ended	Audited Year ended
	June 2003	June 2002	March 2003	June 2003	June 2002
Revenue	219 097	170 762	278 020	999 480	363 802
– gold revenue	218 738	169 669	277 770	998 217	362 709
– by-products	359	1 093	250	1 263	1 093
Costs and expenses	205 990	175 833	230 785	889 560	346 468
– gold operating	148 574	122 712	174 636	673 344	265 137
– retrenchments	-	4 747	-	-	4 747
– amortisation	46 577	39 064	48 291	184 900	57 389
– administration and general	10 839	9 310	7 858	29 316	19 195
Operating profit/(loss)	13 107	(5 071)	47 235	109 920	17 334
Investment income	3 333	1 982	3 073	12 987	2 147
Finance cost	13 811	8 419	15 008	57 946	8 419
Foreign exchange gain	559	30 335	14 111	66 745	30 335
Unrealised non-hedge derivatives	(102 715)	-	-	(102 715)	-
Income/(loss) before exceptional item	(99 527)	18 827	49 411	28 991	41 397
Exceptional items	7 085	-	-	7 085	-
Income/(loss) before taxation	(92 442)	18 827	49 411	36 076	41 397
Taxation	1 000	5 000	8 207	9 207	5 000
Net earnings/(loss) for the period	(93 442)	13 827	41 204	26 869	36 397
Headline earnings/(loss)	(100 527)	13 827	41 204	19 784	36 397
Headline earnings before unrealised non-hedge derivatives	2 188	13 827	41 204	122 499	36 397
Headline earnings/(loss) per share (cents)	(15)	2	6	3	5
Headline earnings per share before unrealised non-hedge derivatives (cents)		2	6	18	5
Earnings/(loss) per share (cents)	(14)	2	6	4	5
Weighted number of shares in issue (million)	676	672	675	674	670
Reconciliation of earnings and Headline earnings					
Net earnings per income statement	(93 442)	13 827	41 204	26 869	36 397
Exceptional items	(7 085)	-	-	(7 085)	-
	(100 527)	13 827	41 204	19 784	36 397

BALANCE SHEET – Rand thousand

	Reviewed 30 June 2003	Audited 30 June 2002
ASSETS		
Non-current assets	2 569 795	2 931 207
Fixed assets	2 543 841	2 883 336
Investments	25 954	47 871
Current assets	84 382	208 742
Inventories	46 407	44 761
Trade and other receivables	37 214	55 171
Deposits and cash	761	108 810
Total assets	2 654 177	3 139 949
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	6 765	6 729
Share premium	2 219 900	2 206 385
Reserves	43 827	16 958
Total shareholders' equity	2 270 492	2 230 072
Non-current liabilities	144 639	630 105
Long-term loans	-	548 072
Derivative instruments	102 715	-
Long-term provisions	41 924	82 033
Current liabilities	239 046	279 772
Trade and other payables	104 126	153 343
Short-term borrowings	134 920	126 429
Total equity and liabilities	2 654 177	3 139 949

A booklet incorporating a more detailed review of the results for the quarter and year ended 30 June 2003 will be posted to all shareholders.

Copies of this booklet can be obtained by contacting Carol Loggenberg on (011) 634-0424 or by e-mail at *caroll@avmin.co.za*. The full results are available at www.avgold.co.za or www.avmin.co.za.

DIRECTORATE:

Executive: Jan Steenkamp (Managing), Michael Arnold, Arné Lewis, Gerhard Potgieter

Non-executive: Rick Menell (Chairman), Jurie Geldenhuys

Company secretary: Essop Sather

REGISTERED OFFICE
56 Main Street
Johannesburg 2001
PO Box 62379
Marshalltown 2107
Tel: (011) 634-9111
Fax: (011) 634-0038
Website: www.avgold.co.za

TRANSFER SECRETARIES
Computershare Limited
70 Marshall Street
Johannesburg 2001
Tel: (011) 370-7810
Fax: (011) 370-5271
Website: www.computershare.com

AUDITORS
KPMG Inc
85 Empire Road
Parktown 2193
Tel: (011) 647-7111

SPONSOR
Deutsche Securities (SA) (Proprietary) Limited
3 Exchange Square
87 Maude Street
Sandton 2196
Tel: (011) 775-7000

ANNUAL HIGHLIGHTS

- TOTAL GOLD SOLD UP 185 PER CENT TO 382 500 OUNCES
- CASH COSTS REDUCED BY 12 PER CENT TO R56 503 PER KILOGRAM
- OPERATING CASHFLOW INCREASED BY 274 PER CENT TO R215 MILLION
- ETC DIVISION SOLD FOR R255 MILLION
- SYNDICATED LOANS REPAID IN FULL; GEARING REDUCED TO 5,6 PER CENT
- HEDGE BOOK RESTRUCTURED

COMMENTARY

Overview
The commissioning of the Target mine in May 2002 has fundamentally changed the profile of Avgold. The 2003 annual results are therefore not comparable to the 2002 results. The June 2003 quarter results reflect the ETC division's contribution to Avgold until 15 June 2003, the effective date of the sale of the ETC division to a Metorex Limited ("Metorex") subsidiary. The rand gold hedge book was converted to dollar gold commodity hedges during June 2003.

Avgold: Quarter ended 30 June 2003
Avgold's revenue decreased to R219,1 million (31 March 2003: R278,0 million) during the quarter due to the deterioration of mining conditions in the massive stopes at Target, requiring the re-design and re-scheduling of these stopes, with a resultant short-term negative impact on gold production. ETC's revenue for the quarter decreased by R10,7 million due to lower grades. Headline earnings before unrealised non-hedge derivatives declined to R2,2 million (R41,2 million). A foreign exchange gain of R0,6 million was recorded in the June quarter, a decline from the previous quarter's R14,1 million.
Operating profit declined to R13,1 million (R47,2 million) mainly due to the decline in gold production at both Target and ETC. Cash costs increased 6 per cent to R56 508/kg (R53 386/kg) in rand terms. This equates to a 14 per cent increase in US dollar terms to US$225/oz (US$197/oz), reflecting the strengthening of the rand. The decrease in ore milled to 320 811 tonnes (328 795 tonnes) and decline in yield to 8,18g/t (9,93g/t) resulted in total gold sold during the quarter reducing to 2 623kg (3 267kg).
Avgold signed a sale of business agreement with Metorex on 14 February 2003, whereby a subsidiary of Metorex was to acquire Avgold's ETC assets for R300 million (including company housing with an estimated value of R12 million). However, following the strengthening of the rand against the US dollar and the decline in the gold price, the Metorex board of directors recommended that the ETC sale agreement be renegotiated. Avgold accepted a revised offer of R255 million (excluding company housing) for its ETC assets on 14 April 2003. The ETC sale was concluded on 15 June 2003 and an exceptional book profit of R7,1 million was realised.
Capital expenditure was R33,8 million (R31,9 million). The exceptional item of R7,1 million refers to the book profit on the sale of ETC.

Avgold: year ended 30 June 2003
Target's first full set of annual operating results are reflected in this period. Avgold achieved a much increased revenue of R999,5 million (30 June 2002: R363,8 million). Headline earnings before unrealised non-hedge derivatives was R122,5 million (R36,4 million), which equates to 18 cents (5 cents) a share. After accounting for unrealised non-hedge derivatives, headline earnings equates to R19,8 million. Avgold recorded an operating profit of R109,9 million (R17,3 million). Total gold sold during the period was 11 899kg (4 179kg) at a yield of 8,57g/t (8,56g/t), including 697kg from the old Lorraine mine's cleanup. Cash costs were R56 503/kg (R64 277/kg) or US$193/oz (US$198/oz).
Target's life of mine plan was updated during the year. The new life of mine is 18 years, compared to the previous life of 13 years. The revised proven and probable underground reserves included in the life of mine plan have increased from 2,52Moz to 3,86Moz.
Capital expenditure declined significantly to R122,9 million (R437,5 million).

Target: Quarter ended 30 June 2003
Ore milled declined to 242 549 tonnes (249 417 tonnes) due to the above-mentioned difficulties with large rocks and dilution in the massive open stopes during the month of May. The decline in ore milled, coupled with the fall in yield to 8,44g/t (10,36g/t), saw total gold sold decrease to 2 048kg (2 583kg). Cash costs increased to R50 060/kg (R47 723/kg), or US$199/oz (US$176/oz). Capital expenditure was R28,4 million (R35,7 million).

Target: year ended 30 June 2003
During the year Target milled 1 068 376 tonnes of ore at a yield of 8,57g/t. Total gold sold amounted to 9 155kg, of which 697kg was from the old Lorraine mine's cleanup. The cash cost was R51 327/kg, or US$175/oz. Capital expenditure decreased significantly to R100,5 million (R404,8 million).

ETC: Quarter to 15 June 2003
The figures for this period are not comparable as the ETC division is only accounted for up to 15 June 2003. The Sheba, New Consort and Fairview mines milled 78 262 tonnes (79 378 tonnes) of ore at an average yield of 7,34g/t (8,61g/t). Cash costs increased to R79 488/kg (R74 786/kg) or US$317/oz (US$276/oz). Gold sold declined to 575kg (683kg). Capital expenditure was R1,9 million (R2,1 million).

ETC: Year to 15 June 2003
Ore milled rose to 320 388 tonnes, compared to the previous year's 315 523 tonnes. The decline in yield to 8,56g/t from 8,89g/t resulted in the total amount of gold sold decreasing to 2 744kg (2 805kg). Cash costs increased to R73 774/kg (R69 805/kg), or US$252/oz (US$215/oz). Capital expenditure declined to R10,9 million (R17,5 million).

Northern Free State
The surface exploration drilling in the Paradise area (immediately north of Target mine) was completed during the quarter. This together with additional underground exploration drilling resulted in 5,66Moz being upgraded from the Inferred to Indicated Resource category.

Mineral Resources
Target Extension (Including Sun)

		2002	2003
Indicated	(Moz)	18,83	24,49
Inferred	(Moz)	42,62	35,13
Total	(Moz)	61,45	59,62

The pre-feasibility study on a mine design, which considers various options, is continuing. The completed design and report will be presented to the Board by 30 September 2003.

Hedging
As at 30 June 2003, Avgold's hedge book represented 72 per cent of forecast gold production to June 2006 and had a mark-to-market value of a negative R192 million. This was calculated at a gold price of US$346,15/oz and an exchange rate of US$1,00:ZAR7,510. The hedges are un-margined and Avgold is maintaining its policy of not using derivative instruments for speculative purposes.
During June the rand gold hedge book was restructured in terms of the company's hedging policy into dollar gold commodity hedges. One of the conditions precedent of the syndicate banks in providing a R700 million loan funding facility to Avgold in January 2001 for the completion of Target, was that repayment security was required in the form of rand gold hedges. The conversion of these rand gold hedges was achieved by the purchase of rand/US$ forward exchange contracts ("FEC's").
These FEC's have been fair valued based upon the year end exchange rate. In terms of the rigid structural rules of the generally accepted accounting statement on financial instruments AC133, this results in a R102 million charge (non-hedge derivative) to the income statement during this quarter. This amount is included in the overall mark-to-market value of the hedge book and represents the unrealised present value of potential future losses of revenue which may arise as a result of the purchase of the FEC contracts. This accounting does not achieve matching of income and expenditure and does not represent the commodity based nature of the Avgold hedge book. Earnings are significantly distorted as a result and do not present an accurate economic picture of the company's results during the reporting period.
Subsequent changes to exchange rates will result in adjustments to the income statement thereby creating further variability in earnings.

Shareholding
Shareholders should note that an announcement was made on 16 July 2003 indicating that Anglo American Plc has sold its entire Avgold shareholding which equated to an 11,5% stake, to Harmony Gold Mines Company Limited, subject to the completion of certain formalities.

Change of directors
Messrs D N Murray, D N Campbell and G J Robbertze have resigned from the Board with effect from 1 July 2003 and Messrs W A Nairn and V P Uren resigned with effect from 21 July 2003.
Avgold is pleased to announce the appointment of Mr Michael Arnold as financial director of the Company with effect from 1 July 2003, succeeding Mr D N Campbell. The Board is being restructured and the two vacant positions will be filled in due course by independent non-executive directors.

Borrowings
The loans raised from a syndicate of banks to fund the completion of Target were repaid in full on 30 June 2003. This was achieved by utilising existing cash resources which included the proceeds from the sale of ETC and sourcing the balance by draw down from a R200 million unsecured general term banking facility concluded with Standard Corporate and Merchant Bank. Net borrowings at the year end were all rand denominated and have reduced to R134 million from R566 million in June 2002. The gearing of the Company equates to 5,6 per cent.

Dividend policy
After meeting our obligations for debt servicing and capital replacement we intend to distribute surplus cash in the form of dividend, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board's ongoing assessment of our earnings, financial condition, including our cash needs, future earnings prospects and other factors.

Prospects
Avgold will improve operational efficiencies and consistency of gold production to enhance cashflow. The current process of defining mineral resources to the north of Target has been completed. The mine design pre-feasibility studies will be completed and reported upon by the end of the quarter ending September 2003. Avgold will continue to manage the hedge book, however earnings will be affected by future fluctuations in the Rand/US$ exchange rate.

Accounting policies
The accounting policies used are in accordance with South African Statements of Generally Accepted Accounting Practice *and are consistent with those applied in the previous financial year.*

Reviewed results
The financial results for the year ended 30 June 2003 have been reviewed by KPMG Inc and the review opinion is available for inspection at the Company's registered office.

On behalf of the Board

Rick Menell Jan Steenkamp

CASH FLOW STATEMENT – Rand thousand

	Unaudited Quarter ended		Reviewed Year ended	Audited Year ended
	June 2003	March 2003	June 2003	June 2002
Cash generated from/(utilised by) operations				
Operating profit	13 107	47 235	109 920	17 334
Non-cash items and adjustments				
Amortisation and depreciation	46 577	48 291	186 900	57 389
Provisions	(5 263)	524	(5 544)	7 788
	54 421	96 050	291 274	82 511
Retrenchment payments	-	-	-	(5 873)
Payments to environmental trust fund	3 926	-	3 926	(4 151)
Investment income	3 333	3 073	12 987	2 147
Finance charges	(13 811)	(15 008)	(57 946)	(8 419)
	47 849	84 115	250 241	66 215
Cash provided by/(reinvested in) working capital				
Inventories	(15 910)	8 300	(18 351)	(11 514)
Payables and provisions	3 426	641	(30 390)	10 155
Receivables	11 446	1 088	13 577	(7 303)
Net cash generated from operating activities	44 831	94 144	215 077	57 553
Cash utilised in investment activities				
Fixed assets acquired	(33 846)	(32 583)	(125 014)	(345 645)
Investments acquired	(5)	(478)	(483)	(1 124)
Fixed assets sold	199	713	2 689	5 531
Business sold	251 817	-	251 817	-
	218 165	(32 348)	129 009	(341 238)
Cash provided by financing activities				
Net increase in shareholders' funding	3 922	1 719	13 551	22 868
Leased assets	(380)	(363)	(1 434)	(1 634)
(Decrease)/increase in long-term loans	(327 920)	(48 269)	(376 189)	191 952
(Decrease)/increase in overdrafts and short-term borrowings	(74 096)	(5 904)	(76 224)	123 402
	(398 474)	(52 817)	(440 296)	336 588
(Decrease)/increase in cash balances	(133 478)	8 979	(96 210)	52 903
Cash and cash equivalents at beginning of period	133 813	133 387	108 810	55 907
Translation adjustment	426	(8 553)	(11 839)	-
Cash and cash equivalents at end of period	761	133 813	761	108 810

STATEMENT OF SHAREHOLDERS' EQUITY – Rand thousand

	Ordinary share capital and premium	Retained income	Reviewed Year ended June 2003	Audited Year ended June 2002
Changes in shareholders' equity				
Balance at beginning of period	2 213 114	16 958	2 230 072	2 170 808
Share options exercised	13 584	-	13 584	22 867
Expenses written off against share premium	(33)	-	(33)	-
Net earnings for the period	-	26 869	26 869	36 397
Balance at end of period	2 226 665	43 827	2 270 492	2 230 072

SALIENT FEATURES – SALES AND COSTS

		Quarter ended		Year ended	
		June 2003	March 2003	June 2003	June 2002
Avgold total:					
Revenue received	– Rand per kilogram	83 390	85 036	83 891	86 794
	– US$ per ounce	309	310	305	306
Average spot price	– Rand per kilogram	86 740	95 874	97 266	93 541
	– US$ per ounce	346	354	334	288
Cash cost	– Rand per kilogram	56 508	53 386	56 503	64 277
	– US$ per ounce	225	197	193	198
Total gold sales	– kilograms	2 623	3 267	11 899	4 179
	– ounces	84 335	105 021	382 561	134 348
Target:					
Cash cost	– Rand per kilogram	50 060	47 723	51 327	52 992
	– US$ per ounce	199	176	175	156
Total gold sales	– kilograms	2 048	2 583	9 155	1 374
	– ounces	65 855	83 045	294 339	44 167
ETC:					
Cash cost	– Rand per kilogram	79 488	74 786	73 774	69 805
	– US$ per ounce	317	276	252	215
Total gold sales	– kilograms #	575	683	2 744	2 805